Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com, or by calling BofA Securities, Inc. at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$600,000,000 5.650% NOTES DUE 2031

FINAL TERM SHEET

September 21, 2026

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Corporation
Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.
Security:	5.650% Senior Unsecured Notes due September 23, 2031 (the “Notes”)
Format:	SEC registered
Size:	US$600,000,000
Trade Date:	September 21, 2026
Expected Settlement Date:	September 23, 2026 (T+2)
Maturity Date:	September 23, 2031
Coupon:	5.650%
Interest Payment Dates:	March 23 and September 23, commencing March 23, 2027
Price to Public:	99.966%
Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]
Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Yield:	5.658%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets
Optional Redemption Provisions:
Make-Whole Call:	Prior to August 23, 2031 (one month prior to maturity), treasury rate plus 15 basis points
Par Call:	At any time on or after August 23, 2031 (one month prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes
CUSIP / ISIN:	11271LAR3 / US11271LAR33
Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.
Co-Managers:

Brookfield Securities LLC

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

[1]	This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc., and by MUFG Securities (Canada), Ltd., a broker-dealer affiliate of MUFG Securities Americas Inc.

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a fourteenth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Fourteenth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Fourteenth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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